SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2006, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ---------------


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku, Kobe, Hyogo 658-0032, Japan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

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                                 EMPLOYEE STOCK
                              PURCHASE PLAN (JAPAN)


              Statements of Net Assets Available for Benefits as of
                June 30, 2006 and 2005, Statements of Changes in
              Net Assets Available for Benefits for the Years Ended
                        June 30, 2006, 2005 and 2004 and
                          Independent Auditor's Report


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EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits as of
      June 30, 2006 and 2005                                                 2

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended June 30, 2006, 2005, and 2004                      3

    Notes to Financial Statements for the Years Ended
      June 30, 2006, 2005, and 2004                                          4

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of
   the Employee Stock Purchase Plan (Japan)

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005 and the changes in net assets available for benefits for the years ended June 30, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 7. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience.



/S/ C.L. MANABAT & CO.
Makati City, Philippines
August 31, 2006

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

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2006 and 2005


                                                                Japanese Yen                      U.S. Dollars
                                                  ------------------------------------------    -----------------
                                                          2006                  2005                   2006

ASSETS, At fair value:

  Cash                                                  (Y)237,049            (Y)278,273               $2,062
  The Procter & Gamble Company common stock
      2006: 1,468,807 shares,  cost (Y)7.2
      billion [$63 million]; 2005:
      1,347,629 shares, cost
      (Y)6.2 billion [$56 million]                   9,411,151,718         7,863,691,479           81,864,577
                                                -----------------------------------------------------------------

                  Total assets                       9,411,388,767         7,863,969,752           81,866,639
                                                -----------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS                 (Y)9,411,388,767      (Y)7,863,969,752          $81,866,639
                                                =================================================================

See Notes to Financial Statements.

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
EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
---------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended June 30, 2006, 2005, and 2004


                                                                             Japanese Yen                                U.S.
                                                                                                                       Dollars
                                                     -----------------------------------------------------------     ------------
                                                               2006              2005                 2004               2006
ADDITIONS:
  Investment income (loss):
      Net appreciation (depreciation) in fair
        value of investments                             (Y)757,913,890    (Y 106,429,414)       Y 586,250,575        $6,592,849
      Dividend income                                       141,414,388        87,568,307           85,293,447         1,230,118
                                                     ----------------------------------------------------------------------------

            Total investment income (loss)                  899,328,278       (18,861,107)         671,544,022         7,822,967

  Contributions by Procter & Gamble Far East, Inc.
    and Max Factor K.K.                                     232,341,000        210,436,400         198,128,983         2,021,059
  Participant contributions                               1,241,486,000      1,122,154,000         986,031,000        10,799,287
                                                     ----------------------------------------------------------------------------
            Total additions                               2,373,155,278      1,313,729,293       1,855,704,005        20,643,313
                                                     ----------------------------------------------------------------------------

DEDUCTIONS:
  Distributions and withdrawals to participants            (823,410,881)      (699,065,052)     (1,075,751,362)       (7,162,586)
  Bank and administrative charges                            (2,325,382)        (2,460,109)         (2,328,675)          (20,228)
                                                     ----------------------------------------------------------------------------
            Total deductions                               (825,736,263)      (701,525,161)     (1,078,080,037)       (7,182,814)
                                                     ----------------------------------------------------------------------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         1,547,419,015        612,204,132         777,623,968        13,460,499

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                       7,863,969,752       7,251,765,620      6,474,141,652        68,406,140
                                                     ----------------------------------------------------------------------------

     End of year                                       (Y)9,411,388,767    (Y)7,863,969,752   (Y)7,251,765,620       $81,866,639
                                                     ============================================================================



See Notes to Financial Statements.

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EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
For the Years Ended June 30, 2006, 2005, and 2004



1.    PLAN DESCRIPTION

      The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      General - Prior to April 1, 2001, the Plan included the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc., Japan Branch and Max Factor K.K. (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law. Effective April 1, 2001, the Employee's Shareholding Association of Max Factor K.K. was merged with the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, to create the Employees' Shareholding Association of P&G Group. The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM Business Services (IBM) as subcontractor for employee services. Daiwa Securities SMBC Co., Ltd. serves as recordkeeper for the Plan.

      Contributions - Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions). Effective January 1, 2005, general office employees may contribute a portion of their base pay up to 150 units monthly and the Companies match 20% of those employees' contributions up to 45 units. All contributions are invested in Stock.

      Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contributions and (b) realized earnings of the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Participants are immediately vested in their contributions, the Companies' matching contributions and realized earnings.

      Withdrawal - Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Investment Valuation and Income Recognition - The Plan's investment in Stock is valued at fair value, which is based on the closing price on an established security exchange. Dividend and interest income from investments are recognized when earned and are allocated to each participant's account by the Plan's recordkeeper.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Expenses of the Plan - Investment management expenses are paid by the Companies.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with Stock, it is reasonably possible that changes in the value of Stock will occur in the near term and that such changes could materially affect the amount reported in the financial statements.


3.    DISTRIBUTIONS PAYABLE

      These are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2006 and 2005.

4.    TAX STATUS

      The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Companies' contributions and administrative charges paid by the Companies' on behalf of participants in the Plan are taxable to the participants.


5.    RELATED PARTY TRANSACTIONS

      At June 30, 2006 and 2005, the Plan held 1,468,807 and 1,347,629 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of (Y)7.2 billion and (Y)6.2 billion were held by the Plan, respectively. During the years ended June 30, 2006, 2005 and 2004, the Plan recorded dividend income of
      (Y)141,414,388, (Y)87,568,307, and (Y)85,293,447, respectively.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.


7.    U.S. DOLLAR AMOUNTS

      U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts have been, could have been or could in the future be, converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of
      (Y)114.96 = US$1, the approximate current rate at June 30, 2006, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying statements of net assets available for benefits and changes in net assets available for benefits.



                                      * * *


THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 21, 2006.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

By:  P&G GROUP EMPLOYEE'S SHAREHOLDING ASSOCIATION

By:  /S/ CECILIA UEDA
     --------------------
     Cecilia Ueda
     Chairman

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                                  EXHIBIT INDEX

Exhibit No.                                                        Page No.

    23                    Consent of C.L. Manabat & Co.